EXHIBIT 99.2

(An exploration company)

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

Deloitte LLP 939 Granville Street Vancouver BC V6Z 1L3Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fury Gold Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fury Gold Mines Limited and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit of $428k as of December 31, 2021 and has an accumulated deficit of $156,749k that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 23, 2022

We have served as the Company’s auditor since 2015.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
		At December 31	At December 31
	Note	2021	2020
Assets
Current assets:
Cash	7	$3,259	$15,361
Marketable securities	8	605	2,675
Accounts receivable		322	827
Prepaid expenses and deposits	9	502	785
		4,688	19,648
Non-current assets:
Restricted cash	7	130	165
Accounts receivable		50	-
Prepaid expenses and deposits	9	266	243
Property and equipment	10	1,191	1,222
Mineral property interests	11	160,693	160,772
		162,330	162,402
Total assets		$167,018	$182,050

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,888	$3,280
Lease liability		104	55
Flow-through share premium liability	12	3,124	7,644
Advances received for exploration		-	316
		5,116	11,295
Non-current liabilities:
Lease liability		357	193
Provision for site reclamation and closure	13	4,190	4,290
Total liabilities		$9,663	$15,778

Equity:
Share capital	15	$295,464	$294,710
Share option and warrant reserve	16	18,640	11,521
Deficit		(156,749)	(139,959)
Total equity		$157,355	$166,272
Total liabilities and equity		$167,018	$182,050

Going concern (note 1); Commitments (notes 17(a), 20); Subsequent events (notes 1, 16).

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
		Years ended December 31
	Note	2021	2020
Operating expenses:
Exploration and evaluation	14	$15,355	$3,658
Fees, salaries and other employee benefits		3,694	4,319
Insurance		637	448
Legal and professional		1,983	562
Marketing and investor relations		1,093	1,322
Office and administration		606	667
Regulatory and compliance		371	319
		23,739	11,295

Other income, net:
Unrealized net loss (gain) on marketable securities	8	869	(565)
Realized net loss on marketable securities	8	311	-
Amortization of flow-through share premium	12	(4,520)	(453)
Finance expense related to bridge loan	15	-	259
Loss on bridge loan	15	-	224
Accretion on provision for site reclamation and closure	13	69	34
Interest expense on lease liability	10	98	-
Interest income		(36)	(91)
Foreign exchange loss		14	60
Impairment of equipment	10	42	-
Other		39	-
		(3,114)	(532)
Loss from continuing operations before taxes		20,625	10,763
Income tax refunded	5d	(3,835)	-
Loss from continuing operations		16,790	10,763
Loss from discontinued operations	6	-	3,490
Loss for the year		$16,790	$14,253

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency gain on translation of foreign operations	3	-	(23)
Other comprehensive income for the year		-	(23)
Total comprehensive loss for the year		$16,790	$14,230

Loss per share from continuing operations:
Basic and diluted loss per share	19	$0.14	$0.13
Loss per share:
Basic and diluted loss per share	19	$0.14	$0.18

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts)
	Number of common shares(a)	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2019	64,340,963	$129,413	$9,992	$22	$(102,604)	$36,823
Comprehensive loss for the year	-	-	-	23	(14,253)	(14,230)
Distribution recognized upon disposition of Spincos	-	-	-	(45)	(23,102)	(23,147)
Shares issued pursuant to offering, net of share issue costs	6,333,984	14,753	-	-	-	14,753
Shares issued upon conversion of amended bridge loan	1,318,877	3,334	-	-	-	3,334
Shares issued pursuant to Alturas option	743,187	3,036	-	-	-	3,036
Acquisition of Eastmain	34,100,000	117,690	-	-	-	117,690
Shares issued pursuant to private placement, net of share issue costs and flow-through liability	7,750,000	13,982	-	-	-	13,982
Share options exercised	3,228,182	12,489	(4,690)	-	-	7,799
Warrants exercised	8,664	13	-	-	-	13
Fair value of share options and warrants issued, net of tax, for acquisition of Eastmain	-	-	3,450	-	-	3,450
Share-based compensation	-	-	2,769	-	-	2,769
Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Comprehensive loss for the year	-	-	-	-	(16,790)	(16,790)
Shares issued pursuant to the purchase of a royalty, net of share issue costs (note 11, 15b(ii))	328,767	290	-	-	-	290
Shares issued pursuant to private placement, net of share issue costs (note 15b(i))	7,461,450	5,385	-	-	-	5,385
Share options exercised (note 15b(iii))	5,834	6	(1)	-	-	5
Warrants exercised (note 15b(iv))	101,042	159	(12)	-	-	147
Fair value of warrants issued (note 16c)	-	(5,086)	5,086	-	-	-
Share-based compensation (note 16a)	-	-	2,046	-	-	2,046
Balance at December 31, 2021	125,720,950	$295,464	$18,640	-	$(156,749)	$157,355

(a)	Share information restated retroactively to reflect the share consolidation (note 15).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	4

Fury Gold Mines Limited
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
		Years ended December 31
	Note	2021	2020
Operating activities:
Loss for the year from continuing operations		$(16,790)	$(10,763)
Adjusted for:
Interest income		(36)	(91)
Items not involving cash:
Unrealized net loss (gain) on marketable securities	8	869	(565)
Realized net loss on marketable securities	8	311	-
Depreciation	10	371	252
Amortization of flow-through share premium	12	(4,520)	(453)
Share-based compensation	16	2,046	2,530
Bridge loan expense	15	-	483
Accretion expense	13	69	34
Interest expense on lease liability	10	98	-
Impairment of equipment	10	42	-
Other		1	12
Changes in non-cash working capital	18	266	(896)
Cash used in operating activities, continuing operations		(17,273)	(9,457)
Cash used in operating activities, discontinued operation	6	-	(3,224)
Investing activities:
Interest received		36	91
Disposition of Peruvian projects to Spincos	6	-	(12,781)
Transaction costs paid on behalf of Spincos	6	-	(1,400)
Acquisition of Eastmain, net of cash acquired	6	(1,210)	(1,403)
Option payment received	11	150	150
Acquisition of Homestake Ridge royalty, inclusive of fees	11	(110)	-
Proceeds from sale of marketable securities	8	1,000	-
Property and equipment additions, net of disposals	10	(87)	-
Decrease (increase) in restricted cash	7	35	(50)
Other		-	27
Cash used in investing activities, continuing operations		(186)	(15,366)
Cash used in investing activities, discontinued operation	6	-	(1,210)
Financing activities:
Proceeds from issuance of common shares, net of costs	15	5,385	19,885
Proceeds from issuance of flow-through shares	12	-	16,350
Interest paid		-	(64)
Lease payments	10	(180)	(25)
Proceeds from share option and warrant exercises	16	152	7,812
Cash provided by financing activities, continuing operations		5,357	43,958
(Decrease) increase in cash		(12,102)	14,701
Cash, beginning of the year		15,361	660
Cash, end of the year	7	$3,259	$15,361

Supplemental cash flow information (note 18).

The accompanying notes form an integral part of these consolidated financial statements.

Fury Gold Mines Limited	5

Note 1: Nature of operations and going concern

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At December 31, 2021, the Company had three principal projects: Eau Claire in Quebec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. The Eau Claire project is viewed as the Company’s lead asset.

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden with a deemed value under the share purchase agreement of $45,000. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares currently outstanding and 32.88% of Dolly Varden on a fully diluted basis.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in James Bay, Quebec. Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. (formerly “Tier One Metals Inc.”) and Coppernico Metals Inc. (formerly “Sombrero Resources Inc.”) (collectively, the “Spincos”), as part of the arrangement agreement (the “Arrangement”) to acquire Eastmain (note 6). The Arrangement was contingent upon a corporate restructuring of the Company, together referred to as the “October 2020 Transaction”. On October 5, 2020, the shareholders of both companies (Eastmain and the Company) approved the October 2020 Transaction at their respective shareholder special meetings.

Going Concern

As a company focused on the acquisition and exploration of mineral properties, Fury Gold does not generate revenues and thus finances its activities through equity and debt financings. The Company has not yet determined whether its properties contain economically recoverable ore reserves. The Company’s mineral property interests recorded on its consolidated statements of financial position reflect historical acquisition costs incurred, and while the carrying values are assessed at each reporting period for indicators of impairment, their recoverability is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue exploration of these assets, and ultimately on future profitable operations or the sale of such mineral properties.

As at December 31, 2021, the Company had unrestricted cash of $3,259 (December 31, 2020 – unrestricted cash of $15,361), a working capital deficit of $428 (December 31, 2020 – working capital surplus of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,749 (December 31, 2020 – $139,959). During the year ended December 31, 2021, Fury Gold incurred a loss of $16,790 (December 31, 2020 – $14,230) and expects to continue to incur operating losses in relation to exploration activities. With no

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	6

source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

Subsequent to year ended December 31, 2021, the Company completed the sale of the Homestake Ridge property to Dolly Varden for total gross cash proceeds of $5,000, and 76,504,590 common shares of Dolly Varden.

Management plans to continue to secure the necessary financing through a combination of equity financing and/or disposition of mineral properties, however, the ability to continue as a going concern remains dependent upon its ability to obtain sufficient financing necessary to continue to fund its mineral properties. These conditions create a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Response to COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program and have received both doses and the booster dose. On-site measures are in place to mitigate the potential spread of the COVID-19 virus. These measures include a pre-travel COVID-19 screening questionnaire; a pre-travel COVID-19 PCR testing; and on-site Rapid Testing for COVID-19. Quebec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force.

Operations in Nunavut for 2021 were subject to COVID-19 protocols and travel restrictions. All travellers required an exemption from the chief public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiut. At site, the Company implemented certain protocols to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site.

Mining and exploration were deemed essential in British Columbia. Exploration programs in the province were subject to approval of a COVID-19 plan by the Chief Provincial Health Officer.

Aside from additional protocols implemented and minor travel delays due to restrictions, the Company was able to complete its planned goals for 2021 with no impact on the consolidated financial statements for the year ended December 31, 2021.

Note 2: Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2021. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 23, 2022.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	7

Note 3: Significant accounting policies

a) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

b) Currency of presentation

The Company's presentation currency is the Canadian ("CAD") dollar. All amounts, with the exception of per share amounts, are expressed in thousands of Canadian dollars, unless otherwise stated. References to US$ are to United States (“US”) dollars.

c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. All intercompany balances and transactions have been eliminated.

The subsidiaries (with a beneficial interest of 100%) of the Company at December 31, 2021 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Homestake Resource Corporation (“Homestake”) (a)	BC, Canada	CAD
Homestake Royalty Corporation (inactive) (a)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (b)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (c)	Delaware, U.S.A	USD

(a)	Disposed of on February 25, 2022 (note 1)
(b)	Company incorporated federally in Canada.
(c)	Fury USA was incorporated on November 21, 2021 and will provide certain administrative services with respect to short-term employee benefits for US resident personnel.

d) Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on the basis of the currency of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its subsidiaries, with the exception of Fury Gold USA, is the Canadian dollar. Fury Gold USA’s functional currency has been determined to be the US dollar. The functional currency of the previously held Peruvian subsidiaries was the US dollar. As the Peruvian subsidiaries were spun out in 2020, there are no foreign exchange reserve movements in 2021 in relation to these operations.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	8

e) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2021 and 2020, the Company did not have any cash equivalents.

f) Property and equipment

Property and equipment are stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

•	Computer equipment	3 years

•	Machinery and equipment	5-10 years

•	Right-of-use (“ROU”) assets	useful life or the lease term, whichever is shorter

g) Mineral property interests and exploration expenditures

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”).

Costs directly related to acquiring the legal right to explore a mineral property including acquisition of licenses, mineral rights, and similar acquisition costs are recognized and capitalized as mineral property interests. Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral property interests. Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation activities including, but not limited to, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, and payments made to contractors and consultants in connection with the exploration and evaluation of the property, are expensed in the period in which they are incurred as exploration and evaluation costs on the consolidated statements of loss and comprehensive loss.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed as administrative costs in the period in which they occur.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to exploration and evaluation costs.

When a project is deemed to no longer have commercially viable prospects to the Company, all capitalized acquisition costs in respect of that project are deemed to be impaired. As a result, those costs, in excess of the estimated recoverable amount, are expensed to the consolidated statements of loss and comprehensive loss.

The Company assesses mineral property interests for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development at which point the assets and further related costs no longer fall under the guidance of IFRS 6.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	9

h) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the consolidated statements of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the consolidated statements of loss and comprehensive loss.

i) Cost-sharing structures

Pursuant to the Eastmain acquisition, the Company acquired a 38.12% interest in the Éléonore South Joint Venture (note 6, 11). The arrangement has been scoped out of IFRS 11 – Joint arrangements because the participants do not share joint control. Instead, the joint venture is accounted for as a cost-sharing structure. The Company records its proportionate share of the assets, liabilities, revenue, and expenses incurred by the joint venture in the Company’s consolidated financial statements. Intercompany transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest.

j) Leases

The Company assesses if a contract is or contains a lease at inception of the contract. Control is considered to exist if the contract conveys the right to control the use of an identified asset during the term of the lease. When a lease is identified, a right-of-use asset and a corresponding lease liability are recognized, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis.

Right-of-use assets, which are included in property and equipment, are recognized at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs and decommissioning and restoration costs, less any lease incentives received. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease or the Company’s incremental borrowing rate, if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable payments that depend on an index or rate;

•	amount expected to be payable by the lessee under residual value guarantees;

•	exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	penalties for terminations, unless the Company is reasonably certain the options will not be exercised.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	10

k) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

l) Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development, or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project as soon as the obligation to incur such costs arises, as well when changes in estimates occur year over year. These costs are charged to the consolidated statements of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision.

m) Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the consolidated statements of loss and comprehensive loss as the eligible expenditures are incurred.

n) Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

o) Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statements of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any change in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statements of loss and comprehensive loss over the remaining vesting period.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	11

Equity instruments granted to non-employees are recorded in the consolidated statements of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. -Costs related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in the share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

p) Income taxes

Income tax reported in the consolidated statements of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

q) Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statements of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss for which transaction costs are expensed in the period in which they are incurred.

i)	Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

	•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

	•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	12

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash, restricted cash, accounts receivable, and deposits.

ii)	Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

• the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

• the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not have any financial assets classified as FVTOCI at December 31, 2021.

iii)	Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 20.

iv)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements, and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading, or designated as at FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial liabilities measured at amortized cost primarily include accounts payable and accrued liabilities.

v)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

r) Discontinued operation

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	13

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Resulting from the Transaction, the Company has classified the Peruvian properties as a discontinued operation for the year ended December 31, 2020 and has presented them as such in the consolidated statements of loss and comprehensive loss and consolidated statements of cash flow. Comparative information has been restated to conform to the disclosure requirements.

s) Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Foreign currency translation differences arising on translation of subsidiaries with a different functional currency are also included in other comprehensive loss.

Note 4: Changes in accounting standards

Application of new and revised accounting standards:

The Company has adopted the following amended accounting standards and policies effective January 1, 2021:

IBOR Reform and the Effects on Financial Reporting – Phase II

In August 2020, the Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases.

The Board issued amendments that complement those issued in 2019 and focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when, for example, an interest rate benchmark used to calculate interest on a financial asset is replaced with an alternative benchmark rate. The Phase 2 amendments apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

New and amended standards not yet effective:

Certain new accounting standards and interpretations have been issued but were not effective for the year ended December 31, 2021, and they have not been early adopted. The Company is currently assessing the new and amended standards’ impact on its consolidated financial statements; however, they are not expected to have a material impact on the Company’s current or future reporting periods.

Annual Improvements to IFRSs 2018-2020 Cycle

Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards and has an effective date of January 1, 2022:

IFRS 1 - First-time Adoption of International Financial Reporting Standards: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 - Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognise a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 - Leases The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	14

IAS 41 – Agriculture: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 – Inventories.

The amendments also clarify the meaning of “testing whether an asset is functioning properly”. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income or loss, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line items in the statement of comprehensive income or loss include such proceeds and cost.

The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early application permitted.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated statements of financial position and not the amount or timing of recognition of any asset, liability, income, or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	15

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the concept of changes in accounting estimates in the Standard was retained with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not the correction of an error; and

•	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Note 5: Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a)  Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b)  Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c)  Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	16

(d)  Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2021, the Company received a refund of $3,835, consisting of $3,736 principal and $99 interest, which was classified as income tax recovery on the consolidated statements of loss and comprehensive loss.

(e)  Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2021, the Company concluded that the Homestake Ridge project did not meet the criteria for classification as held for sale as it viewed the sale as not being highly probable at that time.

(f)  Business combinations versus asset acquisition

Determination of whether a set of assets acquired, and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired, and liabilities assumed include the inputs, substantive processes, and outputs necessary to constitute a business as defined in IFRS 3 – Business combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Eastmain for the year ended December 31, 2020, did not meet the criteria of a business combination; therefore, the transaction was accounted for as an asset acquisition (note 6).

(g)  Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

The Company assessed whether the transfer of the Peruvian projects to the Spincos and distribution of all the shares of the Spincos to the Company’s shareholders for the year ended December 31, 2020, resulted in a loss of control for the Company at the transaction date which would require the distribution of non-cash assets to be remeasured at fair value. The Company concluded that there was no change of common control because the shareholders retained their existing ownership of the Peruvian projects after the transfer; therefore, the distribution recognized in equity reflects the historical cost of the Peruvian assets (note 6).

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	17

(h)  Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)  Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability. Key assumptions included in the estimate of the reclamation obligations for the Company’s properties in Quebec and Nunavut were as follows:

	Years ended December 31
	2021	2020
Risk-free interest rate	1.68%	1.21%
Annual inflation	2.5%	2.0%

(j)  Share-based compensation

The Company determines the fair value of share options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(k)  Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	18

Note 6: Acquisition of Eastmain and transfer of Peruvian properties

Acquisition of Eastmain

On October 9, 2020, the Company acquired Eastmain, including its principal asset, the 100%-owned Eau Claire gold project located in James Bay, Quebec, by issuing 34,100,000 shares of the Company to the Eastmain shareholders with a total fair value of $124,169. Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Quebec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

The Eastmain purchase price of $124,169 was calculated on the basis of the market capitalization of Auryn on October 9, 2020, adjusted for the fair value of the Peruvian assets distributed to the Spincos as of that date. The fair value of the Peruvian assets was determined through a valuation assessment undertaken by an independent specialist. Calculation of the fair value required application of significant judgment with regards to the determination of the probability of economic recoverability.

Peruvian exploration projects spin out

In 2020, the Company accounted for the transfer of the Peruvian exploration projects to the Spincos as a common control transaction based on the carrying value of the investments in the Peruvian subsidiaries and certain intercompany loans held by Fury Gold at the transaction date. This transfer has been presented as a discontinued operation in the consolidated statements of loss and comprehensive loss and consolidated statements of cash flows for the year ended December 31, 2020.

The loss from the discontinued operations for the year ended December 31, 2020, was as follows:

Year ended December 31 2020
Operating expenses:
Exploration and evaluation costs (note 14)	$2,892
Fees, salaries and other employee benefits	243
Legal and professional fees	101
Office and administration	92
3,328
Other expenses:
Project investigation costs	136
Foreign exchange loss	26
162
Loss from discontinued operations	$3,490

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	19

Note 7: Cash and restricted cash

	At December 31 2021	At December 31 2020
Cash	$3,259	$15,361
Restricted cash	130	165
	$3,389	$15,526

Restricted cash includes an amount of $75 (December 31, 2020 – $75) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project. Restricted cash is classified as a non-current asset and is not available for use within one year of the date of the consolidated statements of financial position.

Note 8: Marketable securities

Total
Balance at December 31, 2019	$346
Additions upon acquisition of Eastmain (a)	1,662
Additions	102
Unrealized net gain	565
Balance at December 31, 2020	$2,675
Additions	110
Sale of marketable securities	(1,000)
Realized loss on disposition	(311)
Unrealized net loss	(869)
Balance at December 31, 2021	$605

(a)

As part of the acquisition of Eastmain on October 9, 2020, the Company acquired certain shares and warrants in publicly traded entities valued at $1,662 (note 6). The change in fair value for the acquired securities recognized during the year ended December 31, 2020 was calculated for the period from deemed acquisition date of October 9, 2020 to December 31, 2020 and is included in unrealized net gain.

During the year ended December 31, 2021, the Company sold 1,581,177 common shares of Benz Mining Corp (“Benz Mining”) for total proceeds of $1,000. Upon disposition, the Company realized a loss of $311, representing the decline in market value from the deemed date of acquisition of the shares on October 9, 2020, as part of the acquisition of Eastmain (note 6), to date of disposition. As at December 31, 2021, the Company held 174,658 common shares of Benz Mining, received in respect of an option payment on certain mineral properties (note 11). The Company also holds 500,000 warrants which may be exchanged for 500,000 common shares of Benz Mining, with an exercise price of $0.12 and an expiry date of April 27, 2023.

Purchases and sales of marketable securities are accounted for as of the trade date.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	20

Note 9: Prepaid expenses and deposits

	At December 31 2021	At December 31 2020
Prepaid expenses and deposits related to:
Exploration and evaluation expenditures	$271	$71
Insurance expenditures	207	311
Other	290	646
Total prepaid expenses and deposits	768	1,028

Prepaid expenses and deposits, current	$502	$785
Prepaid expenses and deposits, non-current	266	243

Note 10: Property and equipment

Property and equipment are recorded at cost, and at December 31, 2021 and 2020 were comprised as follows:

	Machinery and equipment	Office lease	Other	Total
Cost
At December 31, 2019	$2,298	$-	$-	$2,298
Additions	-	236	23	259
Disposal of assets	(142)	-	-	(142)
At December 31, 2020	$2,156	$236	$23	$2,415
Additions	35	295	68	398
Disposal of assets	-	-	(25)	(25)
Impairment of assets	-	-	(55)	(55)
At December 31, 2021	$2,191	$531	$11	$2,733

Accumulated depreciation
At December 31, 2019	$(1,026)	$-	$-	$(1,026)
Depreciation for the year	(235)	(17)	-	(252)
Disposal of assets	85	-	-	85
At December 31, 2020	$(1,176)	$(17)	$-	$(1,193)
Depreciation for the year	(213)	(133)	(25)	(371)
Disposal of assets	-	-	9	9
Impairment of assets	-	-	13	13
At December 31, 2021	$(1,389)	$(150)	$(3)	$(1,542)

Net book value
At December 31, 2020	$980	$219	$23	$1,222
At December 31, 2021	$802	$381	$8	$1,191

As part of the acquisition of Eastmain, the Company acquired certain property and equipment including machinery, computer hardware, and a right-of-use asset for a five-year lease of office space that commenced on April 1, 2019 (note 6).

Effective January 1, 2021, the Company amended the office lease agreement, expanding the floor space and extending the term of the current lease by one year. The amendment was accounted for as a separate lease liability and additional ROU asset, with the original lease and ROU asset remaining unchanged. The new ROU asset was

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	21

measured at the fair value of the lease liability at inception of the lease amendment and will be depreciated over the new lease term of 4.33 years on a straight-line basis. The increase to the lease asset and liability reflects the present value of the additional square footage, discounted over the new lease term at an interest rate of 10%, which approximates the Company’s incremental borrowing rate. As at December 31, 2021, the remaining lease liability was $461, of which $104 and $357 were recognized as current and non-current liabilities, respectively.

Note 11: Mineral property interests

The Company’s principal resource properties are located in Canada and prior to October 9, 2020, in Peru (note 6).

Quebec

Pursuant to the acquisition of Eastmain, the Company acquired interests in 12 properties within the James Bay district of Quebec (note 6). The principal projects acquired were:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, Quebec. The property consists of map-designated claims totaling approximately 23,000 hectares.

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of northern Quebec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties option payments pursuant to the amended agreement are due annually in October.

During October 2021, the Company received $150 in cash and 174,658 common shares of Benz with a fair value of $110, in respect of the amended option agreement (2020 - $150 in cash and 124,177 common shares with a fair value of $100).

Éléonore South Joint Venture

The Éléonore South Joint Venture project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Quebec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a three-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”), and Goldcorp Canada Ltd. (“Goldcorp Canada”), a wholly owned subsidiary of Newmont Corporation. Project ownership is based on participation in the funding of annual exploration programs. As such, the project is held by the joint operation partners approximately as follows: Fury Gold 38.12%, Goldcorp Canada 38.11%, and Azimut 23.77%. The Company is currently designated as operator and the 2021 exploration program was funded 50% by the Company and 50% by Goldcorp Canada.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	22

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

British Columbia

Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owned a 100% interest in the Homestake Ridge project subject to a 2% NSR applicable to the Crown grants. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia. On February 25, 2022, the Company completed the sale of the Homestake Ridge project to Dolly Varden (note 1).

	Quebec	Nunavut	British Columbia	Peru(a)	Total

Balance at December 31, 2019	$-	$19,085	$16,060	$4,569	$39,714
Additions	-	-	-	4,246	4,246
Eastmain acquisition, mineral property interests acquired	125,606	-	-	-	125,606
Option payment received	(252)	-	-	-	(252)
Dispositions	-	-	-	(8,949)	(8,949)
Change in estimate of provision for site reclamation and closure	-	273	-	-	273
Currency translation adjustment	-	-	-	134	134
Balance at December 31, 2020	$125,354	$19,358	$16,060	$-	$160,772
Purchase of Homestake Ridge royalty	-	-	400	-	400
Option payment received	(260)	-	-	-	(260)
Disposition	(50)	-	-	-	(50)
Change in estimate of provision for site reclamation and closure (note 13)	50	(219)	-	-	(169)
Balance at December 31, 2021	$125,094	$19,139	$16,460	$-	$160,693

(a)	Peruvian operations were spun out to the Spincos as part of the Eastmain acquisition on October 9, 2020 and are disclosed as discontinued operations (note 6).

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	23

In July 2021, the Company sold certain mineral claims on the Radisson property for $50, payable in 18 months from date of purchase in either cash or common shares, at the election of the purchaser. Accordingly, $50 has been recognized as non-current accounts receivable.

In September 2021, the Company completed the purchase of a corporate 2% NSR on 14 mineral claims on the Homestake Ridge project for $400, comprising a $100 cash payment and 328,767 of common shares in the Company, with a fair value of $300.

In October 2021, the Company received an option payment of $260 from Benz Mining in respect of the option agreement for the Eastmain Mine and Ruby Hill properties, comprising of $150 cash and 174,658 common shares (year ended December 31, 2020 - $252, comprising of $150 cash and 124,177 shares) in Benz Mining with a fair value upon date of receipt of $110 (December 31, 2020 - $102).

Note 12: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

As a result of the acquisition of Eastmain in October 2020 (note 6), the Company assumed a flow-through share premium liability of $590, representing the remaining expenditures to be incurred on the Quebec projects before December 31, 2022, and which was renounced to investors in December 2020.

In September 2020, the Company completed an equity financing by raising $23,000 through the issuance of 7,750,000 subscription receipts (the “September 2020 Offering”); gross proceeds were held in escrow until the completion of the October 2020 Transaction on October 9, 2020. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5,500 and exchanged for Fury Gold common shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the remaining exploration expenditures of $7,290 (December 31, 2020 – $17,500) before December 31, 2022, which was renounced to investors in December 2020.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding and expenditures			Flow-through
	Quebec	Nunavut	Total	premium liability
Balance at December 31, 2019	$-	$24	$24	$7
Flow-through liability assumed	2,391	-	2,391	590
Flow-through funds raised	17,500	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$18,079	$7,644
Flow-through eligible expenditures	(10,789)	-	(10,789)	(4,520)
Balance at December 31, 2021	$7,290	$-	$7,290	$3,124

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	24

Note 13: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay and Eau Claire properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

•	Undiscounted cash flow obligation for site reclamation of $4,938 (December 31, 2020 – $5,060);

•	Expected timing of future cash flows is based on mining leases expiration, which is between the years 2026 and 2041;

•	Annual inflation rate of 2.5% (December 31, 2020 – 2%); and

•	Risk-free interest rate of 1.68% (December 31, 2020 – 1.21%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2019	$-	$2,134	$2,134
Provision, assumed on acquisition of Eastmain (note 6)	1,849	-	1,849
Accretion	5	29	34
Change in estimate	-	273	273
Balance at December 31, 2020	$1,854	$2,436	$4,290
Accretion	30	39	69
Change in estimate	50	(219)	(169)
Balance at December 31, 2021	$1,934	$2,256	$4,190

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	25

Note 14: Exploration and evaluation costs

For the years ended December 31, 2021 and 2020, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	British Columbia	Total	Peru(a)
Assaying	$2,502	$264	$21	$2,787	$-
Exploration drilling(b)	3,448	601	125	4,174	-
Camp cost, equipment and field supplies	1,280	377	124	1,781	-
Geological consulting services	481	312	3	796	-
Geophysical analysis	185	-	-	185	-
Permit, environment, and social	186	184	53	423	-
Expediting and mobilization	79	170	6	255	-
Salaries and wages	1,921	458	100	2,479	-
Fuel and consumables	462	30	-	492	-
Aircraft and travel	429	1,079	2	1,510	-
Share-based compensation	346	88	39	473	-
Total for the year ended December 31, 2021	$11,319	$3,563	$473	$15,355	$-

	Quebec	Nunavut	British Columbia	Total	Peru(a)
Assaying	$83	$118	$27	$228	$16
Exploration drilling	599	28	-	627	-
Camp cost, equipment and field supplies	163	245	28	436	340
Geological consulting services	124	2	194	320	291
Geophysical analysis	110	-	-	110	46
Permitting, environmental and community costs	-	54	69	123	1,372
Expediting and mobilization	-	5	-	5	10
Salaries and wages	506	369	116	991	543
Fuel and consumables	190	-	-	190	9
Aircraft and travel	98	-	2	100	53
Share-based compensation	383	116	29	528	212
Total for the year ended December 31, 2020	$2,256	$937	$465	$3,658	$2,892

(a)

Peruvian operations were spun out to the Spincos as part of the Eastmain October 2020 Transaction on October 9, 2020 and are disclosed as discontinued operations in the consolidated statements of loss and comprehensive loss and consolidated statements of cash flows (note 6).

(b)	Exploration drilling expense incurred at the Homestake Ridge project comprised of the expensing of a drilling contract deposit of $125.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	26

Note 15: Share capital

(a) Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

(b) Share issuances

During the year ended December 31, 2021:

i

The Company closed the “October 2021 Offering", a non-brokered private equity placement, for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Cash share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

ii.

328,767 shares with a fair market value of $300 were issued to purchase a 2% royalty interest on the Homestake Ridge project (note 11). Share issuance costs incurred in respect of the purchase was $10.

iii.

5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $5. An amount of $1 attributed to these share options was transferred from the equity reserves and recorded against share capital.

iv.

101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

During the year ended December 31, 2020:

i.

In September 2020, the Company issued 7,750,000 Subscription Receipts as part of the September 2020 Offering, which were subsequently exchanged for shares of the Company pursuant to completion of the October 2020 Transaction on October 9, 2020. Out of the Subscription Receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17,500 and were exchanged for Fury Gold common shares designated as flow-through shares (note 12), while 2,750,000 Subscription Receipts were sold as non-flow-through common shares for gross proceeds of $5,500 and exchanged for Fury Gold common shares.

Share issue costs related to the September 2020 Offering totaled $1,518, which included $1,283 in commissions and $235 in other issuance costs. A reconciliation of the impact of the September 2020 Offering on share capital is as follows:

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	27

	Number of common shares	Impact on share capital
Flow-through shares issued at $3.50 per share	5,000,000	$17,500
Less: flow-through share premium liability (note 12)	-	(7,500)
Common shares issued at $2.00 per share	2,750,000	5,500
Cash share issue costs	-	(1,518)
Proceeds net of share issue costs	7,750,000	$13,982

On October 9, 2020, pursuant to the completion of the October 2020 Transaction, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares and the exercise price of share options issued prior to that date were adjusted downwards by $0.95 to reflect the fair value of the Peruvian projects allocated to the Spincos (note 6). As such, all share and per share data presented in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

ii.

743,187 (1,100,000 pre-consolidation) common shares were issued at a price of $4.29 ($2.90 pre-consolidation) per share as part of the consideration made for the purchase of the Alturas concessions in Sombrero.

iii.

In 2019, the Company entered into a bridge loan for $3,000 with a private lender (the “Bridge Loan”). The Bridge Loan originally bore interest at 10%, payable annually or on repayment of the principal, and had a term of one year from the date of advancement. In February 2020, the Company amended the original Bridge Loan (“Amended Bridge Loan”) to provide mutual conversion rights to the lender and the Company, and also reduce the annual interest rate from 10% to 5% from the date of amendment. The Amended Bridge Loan was identified as a compound instrument. The Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component by first determining the fair value of the debt ($2,912), discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component ($154). The loss on derecognition of the original Bridge Loan was $159.

In July 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share for the $3,000 principal loan and the $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, which accrued at a rate of 5% per annum, was then settled in cash to the lender. The loss on derecognition of the Amended Bridge Loan was $65.

iv.

The Company closed the “February 2020 Offering”, a non-brokered private equity placement, for gross proceeds of $15,000 which was closed in two tranches and consisted of 6,333,984 (9,375,000 pre-share consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Share issue costs related to the February 2020 Offering totaled $247, which included $59 in commissions and $188 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(247)
Proceeds net of share issue costs	6,333,984	$14,753

v.

3,228,182 shares (post-consolidation) were issued as a result of share options being exercised with a weighted average exercise price of $2.42 for gross proceeds of $7,799. An amount of $4,690 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	28

Note 16: Share option and warrant reserves

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the years ended December 31, 2021, and 2020, the Company recognized share-based compensation expense as follows:

	Years ended December 31
	2021	2020
Recognized in net loss from continuing operations and included in:
Exploration and evaluation costs	$473	$528
Fees, salaries and other employee benefits	1,573	2,002
	$2,046	$2,530
Recognized in net loss from discontinued operations	-	239
Total share-based compensation expense	$2,046	$2,769

During the year ended December 31, 2021, the Company granted 1,405,000 (December 31, 2020 – 4,180,672) share options to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options was calculated as $0.56 (December 31, 2020 – $1.08) using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the years ended December 31, 2021 and 2020 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years ended December 31
	2021	2020
Risk-free interest rate	0.91%	0.36%
Expected dividend yield	Nil	Nil
Share price volatility	67%	68%
Expected forfeiture rate	0%	0%
Expected life in years	4.90	4.90

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	29

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)(a)
Outstanding, December 31, 2019	5,602,619	$2.96
Granted (b)	5,857,459	2.42
Exercised	(3,228,182)	2.42
Expired	(20,272)	2.90
Forfeited	(70,620)	2.61
Outstanding, December 31, 2020	8,141,004	$2.67
Granted (c)	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited (c)	(1,103,125)	2.04
Outstanding, December 31, 2021	6,751,997	$2.00

(a)

The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the acquisition of Eastmain, reflecting the fair value of the Peruvian projects allocated to the Spincos (note 6). The above weighted average exercise prices were retrospectively adjusted to reflect this change.

(b)	As part of the acquisition, Eastmain’s 14.3 million share options outstanding at October 9, 2020 were converted to approximately 1.6 million of Fury Gold share options for a value of $1,890 (note 6).
(c)

On August 26, 2021, 870,000 share options exercisable at $0.93 for a five-year term were granted to Mr. Tim Clark following his appointment as CEO. These options vest over a period of two years with 12.5% vesting every three months. In respect of the predecessor CEO, one million options were forfeited during the year ended December 31, 2021.

As at December 31, 2021, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	2,934,405	1.28	1.58	1,826,282	1.44	2.30
$2.05 – $4.37	3,686,324	2.35	3.22	2,987,575	2.42	3.08
$7.54 – $9.00	131,268	7.88	0.41	131,268	7.88	0.41
	6,751,997	2.00	2.45	4,945,125	2.21	2.72

On January 24, 2022, the Company granted 1,745,000 share options with an exercise price of $1.00 and a five-year term.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	30

(c)  Share purchase warrants

The number of share purchase warrants outstanding at December 31, 2021 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2019	337,813	$2.96
Issued (a)	1,297,591	1.33
Exercised	(8,664)	1.46
Outstanding at December 31, 2020	1,626,740	$1.66
Issued (note 15i)	7,461,450	1.20
Exercised	(101,042)	1.46
Expired	(775,695)	1.42
Outstanding at December 31, 2021	8,211,453	$1.27

(a)	As part of the acquisition of Eastmain in October 2020, 11.1 million warrants were converted to Fury Gold warrants for a value of $1,560 (note 6).

The following table reflects the warrants issued and outstanding as of December 31, 2021:

Expiry date	Warrants outstanding	Exercise price ($/share)
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	8,211,453	1.27

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	31

Note 17: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common. On December 31, 2021, Mr. Ivan Bebek resigned as a director of UMS, with Mr. Steven Cook assuming sole directorship of UMS. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

	Years ended December 31
	2021	2020
Universal Mineral Services Ltd.
Exploration and evaluation costs:
Quebec	$151	$157
Nunavut	44	200
British Columbia	20	106
Peru	-	152
Fees, salaries and other employee benefits	116	284
Legal and professional fees	34	12
Marketing and investor relations	15	141
Office and administration	219	460
Project investigation costs	-	170
Total transactions for the year	$599	$1,682

The outstanding balance owing at December 31, 2021, was $142 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at December 31, 2021 (December 31, 2020 – $150) and $56 in current prepaids (2020 – nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

During the year ended December 31, 2021, the Company sold certain IT equipment to UMS for total proceeds of $30. The proceeds have been credited against the services provided by UMS in the year.

On July 1, 2021, UMS commenced an office lease with a term of ten years, for which certain rent expenses will be payable by the Company. As at December 31, 2021, the Company expects to incur approximately $565 in respect of its share of future rental expense.

(b) Key management personnel

Pursuant to the acquisition of Eastmain and the creation of Fury Gold in October 2020, key management personnel were redefined by the Company to include Fury Gold’s board of directors and certain executive officers of the company, including the Chief Executive Officer and Chief Financial Officer. The remuneration of the Company’s directors and other key management personnel was as follows:

	Years ended December 31
	2021	2020
Short-term benefits provided to executives (a)(b)	$982	$1,985
Directors’ fees paid to non-executive directors	204	313
Share-based payments (b)	1,206	1,998
Total (c)	$2,392	$4,296

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	32

(a)	Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.
(b)

As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the year ended December 31, 2021, $96 of short-term benefits (December 31, 2020 – $79), and $54 of share-based payment expense (December 31, 2020 – $283) were recognized in the consolidated statements of loss and comprehensive loss in respect of these transition arrangements.

(c)	The renumeration for key management personnel is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos (note 6).

Note 18: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Years ended December 31
	2021	2020
Accounts receivable	$505	$(582)
Prepaid expenses and deposits	260	(242)
Accounts payable and accrued liabilities	(499)	(72)
Changes in non-cash working capital	$266	$(896)

Operating activities include the following cash received:

	Years ended December 31
	2021	2020
Income taxes refunded (note 5d)	$3,835	$-

On October 5, 2021, the Company received a cash settlement of $185 in respect of a favorable court judgment following Eastmain’s legal objection to certain disallowed expenditures for the years 2007-2010 which had been excluded from a mineral tax refund in Quebec. This cash settlement was included within income taxes refunded.

Note 19: Loss per share

For the years ended December 31, 2021 and 2020, the weighted average number of shares outstanding and loss per share from continuing operations were as follows:

	Years ended December 31
	2021	2020
Loss for the year from continuing operations	$16,790	$10,763
Loss for the year	16,790	14,253
Weighted average number of shares outstanding	119,701,040	80,397,193
Basic and diluted loss per share from continuing operations	$$0.14	$0.13
Basic and diluted loss per share	$$0.14	$0.18

All of the outstanding share options and share purchase warrants at December 31, 2021, and 2020 were anti-dilutive for the years then ended as the Company was in a loss position.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	33

Note 20: Financial instruments

The Company’s financial instruments as at December 31, 2021, consisted of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)  Financial assets and liabilities by categories

	At December 31, 2021			At December 31, 2020
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$3,259	$-	$3,259	$15,361	$-	$15,361
Marketable securities	-	605	605	-	2,675	2,675
Deposits	243	-	243	243	-	243
Accounts receivable	372	-	372	827	-	827
Total financial assets	3,874	605	4,479	16,431	2,675	19,106
Accounts payable and accrued liabilities	1,888	-	1,888	3,280	-	3,280
Total financial liabilities	$1,888	$-	$1,888	$3,280	$-	$3,280

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

At December 31	2021		2020
	Level 1	Level 2(a)	Level 1	Level 2
Marketable securities	282	323	2,165	510

(a)

Marketable securities included in level 2 include warrants that are valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

During the year ended December 31, 2021, there were no financial assets or financial liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

(c)  Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, and market risks, which include currency risk, interest rate risk and price risk. As at December 31, 2021, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	34

management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at December 31, 2021, the Company had unrestricted cash of $3,259 (December 31, 2020 – $15,361), working capital deficit of $428 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,749 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability, which reduced the Company working capital by $3,124 (December 31, 2020 – $7,644), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures in Quebec. During the year ended December 31, 2021, Fury Gold incurred a loss of $16,790 (December 31, 2020 – $14,230) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2021
Accounts payable and accrued liabilities	$1,888	$-	$-	$1,888
Quebec flow-through expenditure requirements	7,290	-	-	7,290
Undiscounted lease payments	183	376	63	622
Total	$9,361	$376	$63	$9,800

The Company entered into a drilling contract in November 2020, for which the Company has committed to drill a total of 50,000 metres. As at December 31, 2021, the company remains obligated to drill a further 15,000 metres in Quebec. The expenditures for the remaining drilling metres will be applied against the flow-through expenditure requirements included in the table above.

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $441 were made during the year ended December 31, 2021, in respect of these mineral claims, with $144 recognized in prepaid expenses as at December 31, 2021 (December 31, 2020 – $65).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	Years ended December 31
	2021	2020
Financial assets
US$ bank accounts	$569	$399
Financial liabilities
Accounts payable	(160)	(41)
	$409	$358

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	35

ii.	Price risk

The Company holds certain investments in marketable securities (note 8) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 21: Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration of resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets, or adjust the amount of cash and investments.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends, does not have any long-term debt, and is not subject to any externally imposed capital requirements.

The capital of the Company was determined as follows:

	Years ended December 31
	2021	2020
Equity	$157,355	$166,272
Less: cash	(3,259)	(15,361)
	$154,096	$150,911

The Company expects its capital resources to support its current forecasted project expenditures at the Eau Claire project and other corporate activities. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	36

Note 22: Income taxes

Income tax recovery provision

The reconciliation of the income tax recovery computed at statutory rates to the reported income tax recovery is:

	Years ended December 31
	2021	2020
Loss before income taxes	$16,790	$10,763
Canadian federal and provincial income tax rates	27%	27%
Expected income tax recovery	(4,533)	(2,906)
Increase (decrease) in income tax recovery resulting from:
Spin-out transaction	-	8,650
Acquisition of Eastmain	-	(7,838)
Share-based compensation	552	683
Share issuance costs	(60)	(462)
Adjustment to tax estimates	1,170	(22)
Amortization of flow-through share premium	(1,220)	(120)
Flow-through expenditures renunciation	2,856	489
Difference in future and foreign tax rates	(172)	234
Other	(149)	55
Increase in unrecognized tax asset	1,556	1,237
Income tax recovery	$-	$-

Significant components of deferred tax asset and liabilities are:

	December 31 2020	Net loss	Equity	December 31 2021
Deferred income tax assets
Non-capital losses carried forward	$19,846	$1,186	$-	21,032
Capital losses carried forward	82	101	-	183
Share issuance costs and CEC	833	(281)	-	552
Investments	44	(26)	-	18
Site reclamation obligations	1,137	(16)	-	1,121
Property and equipment	312	64	-	376
Mineral property interests	3,985	1,016	-	5,001
Capital lease obligation	66	58	-	124
Other	-	63	-	63
	26,305	2,165	-	28,470
Deferred income tax liabilities
Property and equipment	(52)	(34)	-	(86)
Mineral property interests	(877)	(729)	-	(1,606)
Investments	(196)	154	-	(42)
Net deferred tax assets	25,180	1,556	-	26,736
Unrecognized deferred tax assets	(25,180)	(1,556)	-	(26,736)
Net deferred tax balance	$-	$-	$-	$-

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	37

	December 31 2019	Net loss	Equity	December 31 2020
Deferred income tax assets
Non-capital losses carried forward	$15,076	$4,770	$-	$19,846
Capital losses carried forward	45	37	-	82
Share issuance costs and CEC	656	177	-	833
Investments	57	(13)	-	44
Site reclamation obligations	576	561	-	1,137
Property and equipment	259	53	-	312
Mineral property interests	7,823	(3,838)	-	3,985
Capital lease obligation	-	66	-	66
Peruvian Value Added Tax Receivable	402	(402)	-	-
Foreign exchange on intercompany	6	(6)	-	-
	24,900	1,405	-	26,305
Deferred income tax liabilities
Property and equipment	-	(52)	-	(52)
Mineral property interests	(913)	36	-	(877)
Investments	-	(196)	-	(196)
Bridge loan	(44)	44	-	-
Net deferred tax assets	23,943	1,237	-	25,180
Unrecognized deferred tax assets	(23,943)	(1,237)	-	(25,180)
Net deferred tax balance	$-	$-	$-	$-

The Company has accumulated non-capital losses of approximately $79,718 (December 31, 2020 – $75,864) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire between 2024 and 2041. The Company has not recognized any deferred tax assets at December 31, 2021, in respect of these non-capital losses due to the uncertainty that future operations will generate sufficient taxable income to utilize these non-capital losses.

The Company has $1,312 accumulated capital losses (December 31, 2020 – $nil) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Fury Gold Mines Limited Notes to the 2021 Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted)	38